Filed by Thayer Ventures Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thayer Ventures Acquisition Corporation

Commission File No.: 001-39791

This filing relates to the proposed business combination between Inspirato LLC (“Inspirato”) and Thayer Ventures Acquisition Corporation (“Thayer”) pursuant to the terms of that certain Business Combination Agreement, dated as of June 30, 2021 (the “Business Combination Agreement”).

THE FOLLOWING IS THE TEXT OF AN ARTICLE ON INSPIRATO LLC PUBLISHED ON SEEKING ALPHA, DATED OCTOBER 6, 2021.

Summary

•	Inspirato is a promising candidate for investors in travel and leisure keen on profiting from the growing dominance of travel tech and the explosion in demand for luxury travel.

•	The company has pioneered a luxury travel subscription platform that leverages technology to connect subscribers to more than 500 hotels and resorts and 385 residences.

•	The EBITDA positive company expects its platform to deliver Annual Recurring Revenues north of $100 million by Q1 2022 and reach $149 million as we move into 2023.

•	Inspirato’s platform has proven resilient and scalable, even during the pandemic, while the business model is designed for efficiency, as Inspirato leases its inventory.

•	The potential to deliver profitable growth at scale is not priced into the current price and at a valuation of TEV/2022E Revenue of 3.0X, we feel it has promising upside.

Two major trends are redefining the travel and leisure industry today. The first is the growing dominance of travel tech companies. These are companies that leverage internet-based technology to facilitate travel bookings and reservations, ride sharing and hailing, travel price comparison, and travel advice. These companies have grown in leaps and bounds over the past few years thanks to tailwinds such as increased accessibility to broadband internet, advances in digital payments and the widespread acceptance of online marketplaces by consumers.

Investors have been drawn in by the explosive growth of these companies, particularly in the wake of the pandemic when online services gained users at a faster pace relative to offline services across many different industries, including travel and leisure. Tellingly, the first exchange traded fund focusing exclusively on travel-tech companies was launched last year. ETFMG Travel Tech ETF (AWAY), which holds names such as Airbnb, Inc. (ABNB), Booking Holdings (BKNG), Trip.com (TCOM), and Uber Technologies (UBER) among others, has grown its Assets under Management (AuM) more than ten-fold from around $20 million at its launch in February 2020 to more than $250 million today — underlining the heightened investor interest in the travel tech space.

The second trend at play in the travel and leisure industry is the emergence of luxury travel as one of the fastest growing market niches. Luxury travelers are wealthier than they have ever been due to the pile-up in savings during stay-at-home restrictions. Asset inflation has also resulted in a significant increase in the net-worth of affluent households that hold assets like equities, real estate, and alternative investments. Many are looking to splurge on new experiences and there is demand for luxury travel like there has never been before, creating growth opportunities for companies with exposure to the space.

In our view, both trends—the growing dominance of travel tech and the explosion in demand for luxury travel—are durable and likely to have a lasting impact on the broader industry for the foreseeable future. Investors in the industry would do well to seek exposure to companies that are riding on one or both trends.

Promising candidate

Inspirato is a promising candidate for investors keen on profiting from both trends. The company, which is on track to go public at an estimated enterprise value of $1.1 billion in a deal with SPAC Thayer Ventures Acquisition Corp. (TVAC), has pioneered a luxury travel subscription platform that is proving to be a smashing success in terms of tapping into the hot demand for luxury travel.

Inspirato’s subscription platform leverages proprietary technology to connect its luxury travel subscribers to more than 500 hotels and resorts and 385 residences in North America and other exotic international destinations, including Europe and the Caribbean. Subscribers can also access bespoke experiences and cruises.

Inspirato’s flagship subscription service, dubbed ‘Inspirato Pass’, goes for $2500 per month and offers subscribers exclusive access to the company’s wide array of luxury destinations without nightly rates, taxes or fees. Subscribers enjoy first-class personalized service throughout, with pre-trip planning, onsite concierge, and daily housekeeping. They can also book their next trip the day they check out of their current trip, enabling them to derive maximum value from their subscription.

The company’s other subscription service, dubbed ‘Inspirato Club’, goes for $600 per month and subscribers pay nightly rates for exclusive access to the full Inspirato Collection of homes, hotels, resorts, and experiences. Like with Inspirato Pass, subscribers of Club also receive first-class, personalized service from a team of hospitality experts-from pre-trip planning, on-site concierge and daily housekeeping.

Resilient and scalable model

The company’s Investor Presentation indicates that Inspirato Pass, the flagship product, netted more than 2,350 new subscribers between its launch in June 2019 and February 2020, growing Annual Recurring Revenue to $75 million over the period.

In the wake of the pandemic, the service has proven to be resilient with ARR averaging $54 million in Q4 of 2020 despite the general impact of the pandemic on travel and leisure at the time.

The rapid growth of Inspirato Pass just two years after its launch shows that the subscription travel model is not only scalable, but also resilient, considering the protracted impact of the pandemic on travel and leisure overall in the past year and a half.

“During the pandemic, Pass was incredibly resilient because these are high net worth folks who didn’t want to give up their ability to have access to great travel,” said Brent Handler, Inspirato CEO, in a one-on-one interview with this author.

“Our customers are not bound by how much money they make or what their salary is. The choice to subscribe has less to do with how much money they make versus the experience they want. They want service and certainty and that’s what we aim to deliver in every customer experience,” Handler explained.

Overall, the company typically offers more than 150,000 Pass Trips at any given time, and management expects the Pass and Club platforms to bring total ARRs north of $100 million by the first quarter of 2022 and reach $149 million as we move into 2023.

Seasoned executive team able to manage growth

The general challenge with new fast-growth products like Inspirato Pass is typically managing the pace of growth. Long-term success depends on a seasoned executive team that not only understands the product, market and the economics surrounding the business, but that is also able to manage rapid growth and the inevitable challenges that come with it. Inspirato, in our view, has an executive team that is up to this challenge.

Handler and his team are not new to managing rapid growth in the luxury travel space. Inspirato Club, which was launched in 2011 as the company’s then flagship product, has enjoyed consistent growth from day one, with the company delivering eight consecutive years of growth with revenue CAGR of 39% from 20122019.

It’s instructive to note that in 2018, before the launch of the new flagship product Inspirato Pass in the summer of 2019, the company was able to deliver $178 million in annual revenue from approximately 13,000 Club subscribers. The average annual retention rate for Club between 2017 and 2019 was an impressive 87% and 80% in 2020 amid the pandemic. Club customer retention history serves as a strong proof point for projected Pass performance.

“We are very fortunate that we’ve spent the last 10 years in Inspirato building a proven platform, a proven brand and a proven model,” said Handler, who before starting Inspirato in 2010, founded Exclusive Resorts in 2002 and helped establish the destination club industry.

Given this impressive historical retention rate and the fact that Inspirato Pass’s price point is at least four times Club’s, the company is likely to see accelerated revenue growth as the subscriber mix moves more in favour of Pass, which is now the flagship product and understandably the core focus of management. The company’s financial models indicate that for every 3,300 new Pass subscribers who sign up, ARR will grow by nearly $100 million, assuming current price points.

Inspirato is by all means a growth machine. The main question for investors is: is this another case of growth at any price or is Inspirato quality growth that results in positive EBITDA and eventually profitability.

Innovative supply model provides path to profitability

Inspirato does not own the luxury hotels, resorts and residences it makes available to its customers via Inspirato Club and Inspirato Pass but leases them. Moreover, 88% of its leases have a termination clause of one year or less while 87% of them have a force majeure clause. An asset-light leased portfolio with flexible termination rights and force majeure provides the benefits of control without the burdens of ownership.

Inspirato’s leasing model also presents great value to the owners of luxury inventory. Luxury suppliers by definition have excess capacity that they can’t sell since they always need their customers to have availability — there is no luxury if you can’t get it conveniently when you want it.

This excess capacity, while integral to the luxury business, strains the financial shape of luxury hospitality suppliers. There are high fixed costs associated with maintaining excess inventory. It’s also impossible to directly sell excess capacity at a discount as that undermines the concept of a premium product. The end result is that many luxury resorts and residences record billions of dollars in spoilage annually.

By agreeing to avail luxury supply to subscribers via their platform instead of asking customers to book directly or through an agent, Inspirato provides true price opacity for suppliers. This gives it leeway to negotiate its own competitively priced leases confidentially.

“We basically allow hospitality suppliers to monetize excess inventory through an attractive opaque booking channel. Because of the savings this presents to owners both financially and in terms of brand equity, we are able to negotiate attractive rates. We typically buy at a ‘percentage of’ rather than a ‘discount off’,” explained Handler.

The cost savings that Inspirato enjoys as a result of its supply model translates into immense opportunity for margin growth. The company’s 2020 adjusted EBITDA was $9.6 million and $5.5 million in 2019, and that was the year in which Inspirato Pass was launched. “In the year 2020 few players in travel were able to produce positive EBITDA due to obvious reasons. We however were able to deliver this, which speaks to the resilience of the subscription model,” noted Handler. The company estimates that at the projected growth rates, adjusted EBITDA will reach $102.8 million by 2025, which is a 12% margin.

Conclusion

It’s worth mentioning that there are a lot of SPACs today that need capital in order to stay solvent as they try to prove if there is a market or not for their product. This is not the case with Inspirato. It has proven that it can be profitable at scale. It is now investing new capital in order to grow faster and make subscription travel a bigger opportunity.

The SPAC transaction with TVAC is expected to provide up to $260 million in net cash proceeds for Inspirato, assuming no redemptions, including a committed PIPE totaling approximately $100 million. We believe this capital will prove instrumental in powering Inspirato’s growth and feel that at the current valuation of TEV/2022 E Revenue of 3.0X it is undervalued with promising upside.

Forward-Looking Statements

This document may contain a number of “forward-looking statements.” Forward-looking statements include information concerning Thayer’s or Inspirato’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether this proposed business combination will generate returns for shareholders. These forward-looking statements are based on Thayer’s or Inspirato’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this document, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Thayer’s or Inspirato’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Thayer or other conditions to closing in the Business Combination Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed business combination; (d) the inability to complete the private placement into Thayer; (e) the risk that the proposed business combination disrupts current plans and operations of Inspirato or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the U.S. Securities and Exchange Commission’s (the “SEC”) recently released statement on accounting and reporting considerations for warrants in special purpose acquisition companies (“SPACs”)) which could result in the need for Thayer to restate its historical financial statements and cause unforeseen delays in the timing of the business combination and negatively impact the trading price of Thayer’s securities and the attractiveness of the business combination to investors; (i) the possibility that Inspirato may be adversely affected by other economic, business and/or competitive factors; (j) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (k) the risk of downturns in the travel and hospitality industry, including residual effects of the COVID-19 pandemic; and (l) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 referenced above and discussed below and other documents filed by Thayer from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Except as required by law, neither Thayer nor Inspirato undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in Thayer’s reports filed with the SEC and available at the SEC’s website at www.sec.gov, including under “Risk Factors” in Part I, Item 1A of Thayer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended, and in Part II, Item 1A of Thayer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021.

Additional Information and Where to Find It

In connection with the proposed business combination, Thayer filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement and prospectus with respect to Thayer’s securities to be issued in connection with the proposed business combination that also constitutes a preliminary prospectus of Thayer and will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus contained therein, when it is declared effective by the SEC, will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of Thayer’s shareholders to be held to approve the proposed business combination and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, Thayer’s shareholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/prospectus, as well as any amendments or supplements thereto, and all other relevant documents filed or that will be filed with the SEC because they will contain important information about the proposed business combination. When available, the definitive proxy statement/prospectus will be mailed to Thayer shareholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at the Special Meeting. Thayer shareholders will also be able to obtain copies of the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to TVAC@mzgroup.us.

The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in Solicitation

Thayer, Inspirato and their respective directors and officers may be deemed participants in the solicitation of proxies of Thayer shareholders in connection with the proposed business combination. Thayer shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Thayer in Thayer’s Annual Report on Form 10-K/A for the year ended December 31, 2020, as amended, which has been filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Thayer shareholders in connection with the proposed business combination and other matters to be voted upon at the Special Meeting will be set forth in the Registration Statement for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination has been included in the Registration Statement that Thayer has filed with the SEC.

Disclaimer

This communication is for informational purposes only and shall not constitute an offer to sell, a solicitation of a proxy, consent or authorization or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.